November 10 , 2015

Board of Directors
BreedIT Corp.
21 Ha'arbah Street
Tel-Aviv, Israel

Re: Letter of Resignation
as CEO and Director

Gentlemen:

I hereby resign as Chief Executive Officer and a director of BreedIT .Corp (the "Company"), effective immediately. The reason for my resignation is to permit me to pursue other business interests .I have had no disagreements with the Company's operations, policies or practices.

Yours truly,

/s/: Yoel Yogev
Yoel Yogev